Exhibit 99.1

Press Release

HUTCHMED Completes Planned Enrollment of FRESCO-2, a Global Phase III Trial of Fruquintinib in Metastatic Colorectal Cancer

— Recruitment of 687 patients globally completed in fifteen months, ahead of schedule —

— FRESCO-2 primary objective is to confirm overall clinical benefit seen in the China FRESCO pivotal study1, and to support global registrations —

Hong Kong, Shanghai & Florham Park, NJ — Monday, December 6, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) today announces that it has completed patient enrollment of FRESCO-2, a Phase III registration study of fruquintinib, an investigational treatment for the treatment of patients with metastatic colorectal cancer (“CRC”) in the U.S., Europe, Japan and Australia. The enrollment goal was reached on December 2, 2021.

FRESCO-2 is a randomized, double-blind, placebo-controlled, multicenter trial being conducted in patients with metastatic CRC. The primary endpoint of the study is overall survival (“OS”). This large Phase III trial enrolled patients in over 150 sites in 14 countries. Additional details of the study may be found at clinicaltrials.gov, using identifier NCT04322539.

Dr. Marek Kania, EVP, Managing Director and Chief Medical Officer of HUTCHMED International Corporation, said, “HUTCHMED continues to execute on developing novel oncology medicines for patients worldwide despite the backdrop of the global pandemic. We would like to thank investigators, patients and their families for taking part in this study and we look forward to seeing the results of this study in patients with metastatic CRC, where there is a high unmet need for new treatment options.”

Topline results from the FRESCO-2 trial are expected to be reported in the second half of 2022 when the event-driven primary endpoint, OS, is mature. If positive, HUTCHMED would initiate plans to apply for marketing authorization of fruquintinib by the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) and the Japanese Pharmaceuticals and Medical Devices Agency (“PMDA”). The U.S. FDA granted Fast Track Designation for the development of fruquintinib for the treatment of patients with metastatic CRC in June 2020. Clinical data from the completed Phase III FRESCO study in Chinese patients, additional supporting studies in CRC and this FRESCO-2 global study, if positive, could support a future U.S. FDA New Drug Application (“NDA”) for the treatment of patients with advanced metastatic CRC (third-line and later). The FRESCO-2 study design was also reviewed and endorsed by the EMA and PMDA.

HUTCHMED retains all commercial rights to fruquintinib outside of China. In China, where fruquintinib is marketed under the brand name ELUNATE®, HUTCHMED is partnered with Eli Lilly and Company and is responsible for development and execution of all on-the-ground medical detailing, promotion and local and regional marketing.  Fruquintinib is not approved for use outside of China.

About CRC

CRC is a cancer that starts in either the colon or rectum. CRC is the third most common cancer worldwide, estimated to have caused more than 915,000 deaths in 2020.2 In the U.S., an estimated 150,000 people will have been diagnosed with CRC and 53,000 people will have died from CRC in 2021.3 In Europe, CRC is the second most common cancer, with an estimated 507,000 new cases and 240,000 deaths in 2020.2 In Japan, CRC is the most common cancer, with an estimated 147,000 new cases and 59,000 deaths in 2020.2

About Fruquintinib

Fruquintinib is a highly selective and potent oral inhibitor of VEGFR-1, -2 and -3. VEGFR inhibitors play a pivotal role in blocking tumor angiogenesis. Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The generally good tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction based on preclinical assessment, suggests that it may also be highly suitable for combinations with other anti-cancer therapies.

About Fruquintinib Approval in China

Metastatic colorectal cancer in China: Fruquintinib was approved for marketing by the China National Medical Products Administration (NMPA) in September 2018 and commercially launched in China in late November 2018 under the brand name ELUNATE®. It was included in the China National Reimbursement Drug List (NRDL) in January 2020. ELUNATE® is indicated for the treatment of patients with metastatic CRC who have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF therapy and/or anti-EGFR therapy (RAS wild type). Results of the FRESCO study1, a Phase III pivotal registration trial of fruquintinib in 416 patients with metastatic CRC in China, were published in The Journal of the American Medical Association, JAMA, in June 2018 (clinicaltrials.gov identifier: NCT02314819).

About Fruquintinib Development Beyond CRC Monotherapy

The safety and efficacy of fruquintinib for the following investigational uses have not been established and there is no guarantee that it will receive health authority approval or become commercially available in any country for the uses being investigated:

Gastric Cancer (“GC”) in China: In October 2017, HUTCHMED initiated the FRUTIGA study, a randomized, double-blind, Phase III trial evaluating the efficacy and safety of fruquintinib combined with paclitaxel for second-line treatment of advanced gastric or esophagogastric junction (“GEJ”) adenocarcinoma. The trial is designed to enroll patients who did not respond to first-line standard chemotherapy. Subjects receive either fruquintinib combined with paclitaxel or placebo combined with paclitaxel. Patients are randomized at a 1:1 ratio and stratified according to factors such as stomach vs. GEJ tumor type and performance status. The primary efficacy endpoint is OS. Secondary efficacy endpoints include progression-free survival (as defined by RECIST 1.1), objective response rate, disease control rate, duration of response, and quality-of-life score (EORTC QLQ-C30, version 3.0). Biomarkers related to the antitumor activity of fruquintinib will also be explored (clinicaltrials.gov identifier: NCT03223376). In June 2020, HUTCHMED completed a planned interim data review. Based on the preset criteria, the Independent Data Monitoring Committee (IDMC) recommended that the trial continue.

Immunotherapy combinations: HUTCHMED has entered into collaboration agreements to evaluate the safety, tolerability and efficacy of fruquintinib in combination with PD-1 monoclonal antibodies, including with tislelizumab (BGB-A317, developed by BeiGene, Ltd) and sintilimab (IBI308, developed by Innovent Biologics, Inc. and marketed as TYVYT® in China).

●	Metastatic breast and endometrial cancers in the U.S.: HUTCHMED initiated this open-label, multi-center, non-randomized, Phase Ib/II study in the U.S. to assess the safety and efficacy of fruquintinib in combination with tislelizumab in patients with advanced, refractory triple negative breast cancer (“TNBC”) and endometrial cancer (“EMC”). This study is being conducted to investigate if the addition of fruquintinib can potentially induce activity to immune checkpoint inhibitor therapy in TNBC and EMC. Additional details of the study may be found at clinicaltrials.gov, using identifier NCT04577963. Safety and preliminary efficacy of fruquintinib were demonstrated in advanced solid tumors, including TNBC, in a Phase I study conducted in China (NCT01645215) and a Phase I/Ib study is ongoing in the United States (NCT03251378).

●	Gastric, colorectal and non-small cell lung cancers in China & Korea: BeiGene, Ltd. initiated this open-label, multi-center, Phase II study to assess the safety and efficacy of fruquintinib in combination with tislelizumab in patients with advanced or metastatic, unresectable GC, CRC or non-small cell lung cancer (“NSCLC”). Additional details of the study may be found at clinicaltrials.gov, using identifier NCT04716634.

●	Solid tumors in China: HUTCHMED initiated this open-label, multi-center, non-randomized, Phase II study to assess the safety and efficacy of fruquintinib in combination with sintilimab in patients with advanced cervical cancer, EMC, GC, hepatocellular carcinoma (HCC), NSCLC or renal cell carcinoma (RCC). Additional details of the study may be found at clinicaltrials.gov, using identifier NCT03903705. Preliminary results of certain cohorts were presented at the 2021 American Society of Clinical Oncology Annual Meeting (ASCO) and the Chinese Society of Clinical Oncology Annual Meeting (CSCO).

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,500 personnel across all its companies, at the center of which is a team of over 1,400 in oncology/immunology. Since inception it has advanced eleven cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of fruquintinib for the treatment of patients with advanced CRC and the further clinical development of fruquintinib in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the sufficiency of clinical data to support NDA approval of fruquintinib for the treatment of patients with advanced CRC in the U.S., Europe, Japan, Australia or other jurisdictions, its potential to gain expeditious approvals from regulatory authorities, the safety profile of fruquintinib, HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for fruquintinib, the timing of these events, and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. In addition, as certain studies rely on the use of other drug products such as paclitaxel, tislelizumab and sintilimab as combination therapeutics with fruquintinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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1 Li J, Qin S, Xu RH, et al. Effect of Fruquintinib vs Placebo on Overall Survival in Patients With Previously Treated Metastatic Colorectal Cancer: The FRESCO Randomized Clinical Trial. JAMA. 2018;319(24):2486-2496. doi:10.1001/jama.2018.7855.

2 The Global Cancer Observatory. Accessed September 21, 2021.

3 SEER. Cancer Stat Facts: Colorectal Cancer. National Cancer Institute. https://seer.cancer.gov/statfacts/html/colorect.html. Accessed September 21, 2021.